MK

14049093

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 05 2014
Washington DC
404

SEC FILE NUMBER
8-65341

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jones Lang LaSalle Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 E. Randolph Drive
(No. and Street)

Chicago (City) IL (State) 60601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Estee Dorfman Foster 781-780-7069
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLC
(Name – *if individual, state last, first, middle name*)

200 E. Randolph Drive (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/27

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Cavagnaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jones Lang LaSalle Securities LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

BENJAMIN J. CASPER
Notary Public, State of New York
No. 02CA6245604
Qualified in Nassau County
Commission Expires July 25, 2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section
MAR 05 2014
Washington DC
404

JONES LANG LASALLE SECURITIES, L.L.C.

Financial Statements and Schedules

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 05 2014
Washington DC
404

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 AND ENDING 12/31/2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jones Lang LaSalle Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 E. Randolph Drive
(No. and Street)

Chicago (City) IL (State) 60601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Estee Dorfman Foster 781-780-7069
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLC
(Name – *if individual, state last, first, middle name*)

200 E. Randolph Drive (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Cavagnaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jones Lang LaSalle Securities LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CHARITO M. STACEY
Notary Public, State of New York
No. 01ST6209675
Qualified in New York County
Commission Expire August 3, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements & Schedules

JONES LANG LASALLE SECURITIES, L.L.C.

Table of Contents

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Member
Jones Lang LaSalle Securities, L.L.C.:

We have audited the accompanying financial statements of Jones Lang LaSalle Securities, L.L.C., which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, member's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Jones Lang LaSalle Securities, L.L.C. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Chicago, Illinois
February 28, 2014

JONES LANG LASALLE SECURITIES, L.L.C.

Statement of Financial Condition

December 31, 2013

Assets

Cash	$	1,168,816
Accounts receivable		398,022
Prepaid expenses		48,211
Total assets	$	1,615,049

Liabilities and Member's Equity

Current liabilities:		
Accrued expenses	$	22,000
Commissions payable		2,500
Accounts payable		370
Due to Parent Company		275,634
Total liabilities		300,504
Member's equity		1,314,545
Total liabilities and member's equity	$	1,615,049

See accompanying notes to financial statements.

JONES LANG LASALLE SECURITIES, L.L.C.

Statement of Operations

Year ended December 31, 2013

Revenues:		
Advisory fees	$	1,247,766
Reimbursable income		21,732
Total revenues		1,269,498
Expenses:		
Commission expense		626,118
Business license/fees		52,676
Other professional expense		36,112
Legal expense		10,504
Audit expense		26,000
Other expense		12,456
Total expenses		763,866
Net income	$	505,632

See accompanying notes to financial statements.

JONES LANG LASALLE SECURITIES, L.L.C.

Statement of Member's Equity

Year ended December 31, 2013

	Member units		Member's equity
Balances at January 1, 2013	125	$	808,913
Net income	—		505,632
Balances at December 31, 2013	125	$	1,314,545

See accompanying notes to financial statements.

JONES LANG LASALLE SECURITIES, L.L.C.

Statement of Cash Flows

Year ended December 31, 2013

Cash flows from operating activities:		
Net income	$	505,632
Reconciliation of net income to net cash provided by operating activities:		
Increase in accounts receivable		(372,891)
Increase in prepaid expenses		(1,462)
Decrease in commissions payable		(166)
Decrease in deferred income		(9,899)
Decrease in due to related party		(25,000)
Decrease in accounts payable and accrued expenses		(18,028)
Cash provided by operating activities		78,186
Cash flows from financing activity:		
Decrease in due to Parent Company		(78,354)
Cash used in financing activity		(78,354)
Net decrease in cash		(168)
Cash, January 1, 2013		1,168,984
Cash, December 31, 2013	$	1,168,816

See accompanying notes to financial statements.

(1) Organization

Jones Lang LaSalle Securities, L.L.C. (the Company), a subsidiary of Jones Lang LaSalle Americas Inc., was incorporated in the state of Illinois on April 24, 2002. Jones Lang LaSalle Americas (Illinois), L.P., the founding member of the Company, transferred its membership interest to Jones Lang LaSalle Americas, Inc. (Parent Company and Member) on November 16, 2009.

The Company was created to conduct transactions as a broker or dealer in the securities and investment advisory business and is registered with the Securities and Exchange Commission, Financial Industry Regulatory Authority (the FINRA) (formerly, the National Association of Securities Dealers Regulation, Inc. (the NASD)), and various states.

Historically, and in the foreseeable future, the Company has been and will be highly dependent on the Parent Company to fund its operating losses.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Limitation on Withdrawal of Equity Capital

The Company's policy is to give written notice to the FINRA two business days prior to any equity withdrawals that exceed $500,000 and, on a net basis, exceed 30% of the Company's excess net capital, in any 30-day period.

(c) Advisory Fees

The Company recognizes revenues as the related professional services are provided unless future contingencies exist. If future contingencies exist, the Company defers recognition of this revenue until the respective contingencies have been satisfied.

(d) Reimbursable Income

Reimbursable income is comprised of expenses incurred on behalf of and reimbursed by the client. The Company follows Accounting Standards Codification (ASC) Topic 605, 'Principal and Agent Considerations,' when accounting for reimbursements from clients.

(3) Income Taxes

The Company is party to tax-sharing arrangement with the Parent Company, which provides that income tax expense or benefit be recorded by the Company as though the Company filed a separate tax return. For the year ended December 31, 2013, the income tax expense of $202,253 was computed by applying an estimated tax rate of 40%. The Company has net operating loss carryforwards to offset the full 2013 tax expense.

(Continued)

(4) Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the Company to maintain minimum net capital and maintain an allowable ratio of aggregate indebtedness to net capital as defined under this rule. At December 31, 2013, the Company had net capital and net capital requirements of $868,312 and $20,035, respectively. At December 31, 2013, the Company's ratio of aggregate indebtedness to net capital was approximately 0.35 to 1.

(5) Limited Liability Company Agreement

Pursuant to the terms of the Amended and Restated LLC Agreement, Jones Lang LaSalle Americas, Inc. is the sole member of the Company and contributes to the management of the operations of the Company.

The Company shall terminate on December 31, 2102, unless terminated earlier as provided in the LLC Agreement.

Except as provided in the Illinois Limited Liability Company Act, a member shall not be personally liable for any debt, obligation or liability of the Company solely by reason of being a member of a limited liability company.

(6) Transactions with Related Parties

The Company and its Parent Company maintain an expense sharing agreement (the Agreement), whereby the Parent Company provides certain services at no cost to the Company. Services under the Agreement include certain compensation and occupancy costs, including lease of office space, the use of furnishings as well as the information technology infrastructure, with the Parent Company and were approximately $317,760 during 2013. The Company has and will continue to record expenses for which it is directly or indirectly liable, such as business license, employee commission expense, and professional fees, in its statement of operations.

During 2013, the Company was engaged by the Parent Company to act as a placement agent related to an engagement between the Parent Company and a third party client. During the year ended December 31, 2013, the Company recognized advisory fees of $564,940. As of December 31, 2013, there were no amounts due from the Parent Company related to this agreement.

During 2013, the Company was engaged by a third party to provide certain capital raising services. The Company engaged an affiliate of the Parent Company to assist in the execution of the capital raising services. The Company only recognizes advisory fees associated with this engagement based on the fees earned by the Company. During the year ended December 31, 2013, the Company recorded advisory fees of $593,687. As of December 31, 2013, there were no amounts due to/from the affiliates related to this arrangement.

(7) Subsequent Events

Subsequent to December 31, 2013 and through February 28, 2014, the date through which management evaluated subsequent events and on which date the financial statements were available to be issued, the Company did not identify any subsequent events.

Schedule I

JONES LANG LASALLE SECURITIES, L.L.C.

Statement of Net Capital
Pursuant to Securities and Exchange Commission Rule 15c3-1

December 31, 2013

Total assets	$	1,615,049
Accrued expenses		(22,000)
Due to Parent Company		(275,634)
Accounts payable		(370)
Commissions payable		(2,500)
Less total liabilities		(300,504)
Net worth		1,314,545
Accounts receivable		(398,022)
Prepaid expenses		(48,211)
Less nonallowable assets		(446,233)
Net capital before haircuts		868,312
Less haircuts		—
Net capital		868,312
Less required capital (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		20,035
Excess net capital	$	848,277
Aggregate indebtedness	$	300,504
Aggregate indebtedness to net capital ratio		0.35 to 1

This schedule does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2013 filed on February 27, 2014 by Jones Lang LaSalle Securities, L.L.C. (the Company) in its amended Form X-17A-5.

See accompanying report of independent registered public accounting firm.

Schedule II

JONES LANG LASALLE SECURITIES, L.L.C.

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule as the Company did not maintain possession or control of any customer finds or securities for the year ended December 31, 2013.

See accompanying report of independent registered public accounting firm.

Schedule III

JONES LANG LASALLE SECURITIES, L.L.C.

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule as the Company did not maintain possession or control of any customer finds or securities for the year ended December 31, 2013.

See accompanying report of independent registered public accounting firm.

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Member
Jones Lang LaSalle Securities, L.L.C.:

In planning and performing our audit of the financial statements of Jones Lang LaSalle Securities, L.L.C.(the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 28, 2014

SIPC 7: Agreed Upon Procedures

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Member
Jones Lang LaSalle Securities, L.L.C.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Jones Lang LaSalle Securities, L.L.C. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as follows:

Check date	Amount	Cash disbursement record
July 23, 2013	$ 1,784	Agreed to cleared check copy
February 18, 2014	1,390	Agreed to check register and bank record of check written as check has not cleared

   Assessment payments are combined on line 2B in Form SIPC-7.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

KPMG

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 28, 2014

Amended

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065341 FINRA DEC
JONES LANG LASALLE SECURITIES LLC 9*9
ATTN: BRENDA FOURNIER
200 E RANDOLPH ST 44TH FL
CHICAGO IL 60601-6436

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Edee Dorfman Foster

2. A. General Assessment (item 2e from page 2)		$3119
B. Less payment made with SIPC-6 filed (exclude interest) 7/23/13 & — Date Paid	1784 + 1390	(3174)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		(55)
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$(55)
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$	
H. Overpayment carried forward	$(55.)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Jones Lang LaSalle Securities LLC
(Name of Corporation, Partnership or other organization)

EFoster
(Authorized Signature)

FinOp
(Title)

Dated the ____ day of ______________, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,269,498
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Reimbursed expense income (Deductions in excess of $100,000 require documentation)	21,732
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	21,732
2d. SIPC Net Operating Revenues	$1,247,766
2e. General Assessment @ .0025	$3119
	(to page 1, line 2.A.)